SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2019
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

CNPJ/MF nº 33.042.730/0001-04

NIRE nº 35-3.0039609.0

The

Securities Commission (CVM)

Rua Sete de Setembro, nº 111, 33º andar

Centro - Rio de Janeiro / RJ

Att.:    Mr. Guilherme Rocha Lopes

Business Monitoring Manager 2

Ref .:   Official Letter No. 78/2019 / CVM / SEP / GEA-2, dated March 6, 2019, requesting clarification on the news published in the media.

COMPANHIA SIDERÚRGICA NACIONAL ("CSN" or "Company"), in accordance with the above-mentioned letter, which contents of the query are transcribed below, present the clarifications requested:

"1.       We refer to the news published on the website VALOR ECONÔMICO on 03.06.2019 under the heading "CSN hires Citi for anticipated sale of US$ 1billion dollars of iron ore", which includes, among others, the following information:

"Steelmaker CSN has hired Citi to find a buyer for its future iron ore flow, according to two sources. The amount required in the mandate exceeds US$ 1 billion.

This business is a key part of CSN's deleveraging strategy. "Streaming (iron ore anticipated sale) is crucial for the company to raise capital and is an amount more relevant than the deal with Glencore," one source says.

"The ideal is to make a tranche of just over US$ 1 billion, but there is an alternative of dividing in two tranches," said the other source. Citi and CSN declined to comment.

2. In this regard, we require the manifestation on the veracity of the statements contained in the news and, if so, we request your statement on the reasons why you understood that the matter of Material Fact is not addressed, pursuant to CVM Instruction 358 / 02. "

The Company clarifies that it has been informing the market about its debt reduction plan in its teleconferences of results. As already informed, the Company evaluates several alternatives, which includes the anticipated sale of iron ore through a streaming structure.

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

CNPJ/MF nº 33.042.730/0001-04

NIRE nº 35-3.0039609.0

In this sense, the Company, through its subsidiary CSN Mineração SA, confirms the hiring of Citi Bank as financial advisor to evaluate strategic options of this nature, and at this time, it is premature to elaborate scenarios on the outcome of this process, and there is no fact which deserves disclosure to the market in accordance with the legislation in force.

We are at your disposal for any further clarification that may be required.

São Paulo, March 7, 2019.

COMPANHIA SIDERÚRGICA NACIONAL

Marcelo Cunha Ribeiro

Executive Director of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 7, 2019

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.